[Letterhead of NetEase.com, Inc.]

September 30, 2009

Mr. H. Christopher Owings, Assistant Director

Mr. John Fieldsend, Attorney-Adviser

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NetEase.com, Inc. (the “Company”)
Annual Report on Form 20-F for the Year Ended December 31, 2008
Filed June 30, 2009
File No. 0-30666 (the “2008 Form 20-F”)

Dear Mr. Owings and Mr. Fieldsend:

The Company is providing the following information in response to the comment letter dated September 22, 2009 received by the Company from the Staff of the Securities and Exchange Commission in connection with the Staff’s review of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 (the “Letter”). For your convenience, we have set forth each of your comments below followed by our response to each comment.

Item 5. Operating and Financial Review and Prospects, page 53

D. Trend Information, page 79

1.	Please expand your discussion in this subsection of your known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 5.D of Form 20-F and SEC Release No. 33-6835. As examples only, and not an exhaustive list of the revisions you should make in future filings, please address the following:

•

You state that there has been increasing demand by online gamers for new and unique online games and increasing competition in this area. Also, you state that you believe that these trends will force you to devote additional resources to developing and launching additional games, updating existing games at a faster rate than in the past, and licensing games from third parties. Further, you state that you have been devoting additional resources to developing or licensing 3D games in response to this trend. Please describe any other ways that you have been devoting additional resources to developing and launching games, updating existing games at a faster rate, and licensing games from third parties, and please discuss how these actions have impacted you and will impact you in future periods.

•

You state that your online games business may be adversely affected if the Chinese government takes additional steps to slow the growth in this market because you may not be able to adequately respond to possible regulatory changes. Please discuss the possible additional regulations that may be taken by the Chinese government, how these actions would affect you, and why you may not be able to respond adequately to these changes.

•

You state that you expect that your fixed costs in connection with your Internet portal business will increase without a corresponding increase in revenue because the ongoing increase in the number of users for your free-email service and increasing bandwidth fees. Please discuss how these increasing costs will affect you in future periods and how you will respond to this trend.

•

In the second paragraph under the heading, “C. Research and Development,” on page 79, you state that you plan to continue to expand your technologies, products and services, and registered user base through diverse online community products and services, and you state that you will continually improve and enhance your existing services to respond to rapidly evolving competitive and technological conditions. Please discuss these rapidly evolving competitive and technological conditions, how they will impact you in future periods, and how you plan to expand your technologies, products and services, and registered user base to improve and enhance your existing services in response to these evolving conditions.

The Staff’s comment is duly noted. The Company intends to comply with the disclosure requirements as set forth in Item 5.D of Form 20-F and SEC Release 33-6835 with respect to known material trends, demands, commitments, events or uncertainties that will have, or are reasonably expected to have, a material impact on the Company’s financial condition, operating performance, revenues, or income, or result in its liquidity decreasing or increasing in any material way.

In response to the examples you pointed out, the Company respectfully provides the Staff with the following supplemental information:

•

To address the trends of increasing demand by online gamers for new and unique online games and increasing competition in this area, the Company has primarily focused on two areas in the last several years. First, it has continuously increased the headcount and salary and bonus levels of its research and development team, which focuses on the development of new games, as well as expansion packs for existing games and in-game items to purchase. Between 2002, when the Company initiated its online games business, and 2005, the Company commercially launched a total of two in-house developed games, while between 2006 and 2008, it commercially launched or commenced testing of four in-house developed games. Moreover, the Company currently provides expansion packs for its games approximately once every 12 months and may increase that frequency for certain games in the future, although it has no specific plans in this regard.

Over the same period, the Company has also significantly increased the headcount and salary and bonus levels of its game operations and support team to ensure the games operate properly and users receive the highest level of customer support. The increase in the cost of the game operations and support team caused, in part, the Company’s cost of revenues for online games to grow at a faster pace than revenue from online games in the three years ended December 31, 2008, which contributed in part to the slight decline in gross profit margins for online games from 90.2% in 2006 to 90.0% in 2007 and 89.8% in 2008. The Company’s research and development expenses also increased at a faster pace than the increase in revenue from online games in 2007 compared to 2006, though that trend reversed in 2008 as the Company achieved enhanced economies of scale in its online games. The Company expects that for the foreseeable future, it will continue to expand its game operations and support and research and development staff and will also likely need to increase their salary and bonus levels to retain the best personnel.

The second step taken by the Company has been an increased emphasis on licensing games from third parties, including the licensing arrangements entered into with Blizzard Entertainment, Inc., as described in the 2008 Form 20-F. As noted in the response to comment 5 below, the Company has regularly entered into various types of licensing agreements, including for online games and game technologies, but it expects that it will devote an increasing amount of resources for licensed games in future periods. Licensing games can involve significant costs, including upfront license fees and ongoing royalty and other contractual obligations. For example, the second table in Item 5.F of the 2008 Form 20-F sets forth commitments of the Company, based on the assumptions stated in the footnote to that table, in connection with the license agreement with Blizzard Entertainment, Inc. for StarCraft II. The Company expects to incur additional costs in connection with its license of World of Warcraft and any other license agreements into which it may enter. In addition, the Company’s management and staff have been devoting, and are likely to continue for the foreseeable future to devote, an increasing amount of time to the negotiation of license agreements and operation of licensed games, although the Company has no basis to quantify the exact costs of such time commitments across the Company’s operations. If any games which the Company licenses are not as profitable as projected by management, the Company’s financial results will be adversely affected.

As discussed below, the Company also plans to continue its promotion of free services and improved internet portal content, as well as increase its marketing spending and collection of market information, to address trends in the market.

•

Regarding possible effects on the Company’s business resulting from changes in government regulation by the Chinese authorities, the Company notes that the Chinese media periodically reports that the government may take actions to limit online game usage. At this time, the Company is not aware, however, of any new official government announcements or legislative or administrative actions in this regard. Therefore, the Company cannot currently determine what actions, if any, the Chinese government might take or how they would affect its business. The Company continuously monitors the regulatory environment for online games and will update its disclosure as appropriate.

•

The Company believes that its two primary revenue segments, online games and advertising services, depend in part on achieving a high level of traffic on the Company’s internet portals as such traffic is a key component of the Company’s overall brand building and enables the Company to promote its services and advertisers to a large portion of the internet user market in China. To maintain and enhance this traffic, the Company offers, among other things, a range of free services on its portals, including free email, which incur significant bandwidth and server custody fees. The level of bandwidth and server custody fees depends on the total usage and the fee levels charged by network providers and server custodians, which is a function of available capacity and market demand and fluctuates over time.

In any given period, the cost of the free services may not directly correlate with increased revenue due to a variety of factors, including as a result of increased bandwidth fee levels and/or the failure of users of free services to purchase fee-based services such as online game playing time or the Company’s VIP subscription email service. The effect of bandwidth and server custody fees on gross margins in future periods will depend on the level of such fees and the degree to which they contribute to increased revenues from online games and advertising services. The Company expects that due to the ongoing rapid growth in popularity of its free services, in particular its free email which the Company believes is the most popular free email service in China, it may experience additional periods in the near-term where the fixed costs of such services will increase without a corresponding increase in revenue. For the strategic reasons stated above, the Company intends to continue promoting these services for the foreseeable future. It may, however, reevaluate this strategy if free services do not generate the long-term benefits which management expects and gross margins are materially adversely affected.

•

When the Company commenced its online game business in 2002, there were few domestic developers and operators of online games, and international game developers devoted limited resources to the Chinese market. Since that time, there has been a major increase in the number of domestic online game companies, many of which have raised significant amounts of cash through overseas offerings and listings. In addition, many major international game developers have increased their focus on the China market, typically by licensing their games to local game operators which increases competition for licensing opportunities among the domestic game companies. This heightened competition has resulted in a continuous increase in the number of sophisticated online games being offered in China and the level of sales and marketing activities and customer support offered by game companies to maintain interest in the games among internet users. The rise in the number of domestic game companies, and in many cases their cash resources, has also led to further competition for game designers and other technical staff and caused an increase in salary levels in the industry in recent years.

Online game technology is also subject to rapid change. For example, as disclosed in Item 3.D “Risk Factors – Risks Related to our Company – If we fail to develop and introduce new online games timely and successfully, we will not be able to compete effectively and our ability to generate revenues will suffer.” and Item 5.D “Trend Information,” the online game industry in China has been transitioning from 2D games to 3D games. Moreover, as discussed in Item 3.D “Risk Factors – Risks Related to our Company – Substantially all of our online game revenues have been generated by games that use the pay-to-play revenue model, and we may be unable to effectively address ongoing or future market trends regarding new revenue models for online games in China,” the Company has generated substantially all of its online game revenue by charging for playing time, while many of its competitors have developed games that can be played for free and charge for the purchase of in-game items, such as special weapons or powers. Among companies offering item-based games, there is strong competition to offer a steady supply of interesting and creative in-game items that appeal to users.

In response to these ongoing trends in competition and technologies in the industry, the Company plans to continue:

•

expanding its research and development team. This team focuses in particular on the development of item-based and 2.5D or 3D games (including Heroes of Tang Dynasty and Tianxia II which are both in testing phases), launching expansion packs for the Company’s existing games, and constantly updating and improving its selection of in-game items for sale. Furthermore, as the research and development team expands, the Company’s management regularly reviews whether the team’s internal organization and procedures are optimized to ensure a high level of efficiency.

•	expanding its game operations and support team to ensure users enjoy the best possible game playing experience.

•	increasing marketing spending to promote its online games, through both online and offline marketing activities.

•	promoting free services and offering improved content on the Company’s internet portals to increase user traffic, which benefits the Company’s online game and advertising segments, as discussed above.

•	licensing games from third party game developers to diversify its product range.

•

gathering information from online game players about their usage habits and game preferences through online forums, bulletin boards and other methods in order to identify new or changing trends as they emerge.

Each of the foregoing measures is expected to contribute to an increase in the Company’s expenses. In particular, the Company expects that its research and development and sales and marketing expenses will increase for the foreseeable future and affect its results of operations. The Company cannot predict the overall effect of these increased costs on its profit margins.

Item 6. Directors, Senior Management and Employees, page 84

B. Compensation, page 86

2.	In future filings, please disclose the compensation paid and benefits in kind granted to the members of your administrative, supervisory, or management bodies on an individual basis or confirm for us that individual disclosure is not required in your home country and is not otherwise publicly disclosed. See Item 6.B.1 of Form 20-F. Also, in footnote (1) to your table, you state that the compensation under the Bonus column represents fixed and discretionary bonuses. Therefore, tell us whether these bonuses were awarded as part of a bonus or profit-sharing plan and, if so, please provide a brief description of the plan and basis upon which your executives participate in the plan. See Item 6.B.1 of Form 20-F.

The Company confirms that individual disclosure is not required in its home country and is not otherwise publicly disclosed by the Company. With regard to footnote (1) to the referenced table, these bonuses were not awarded as part of a bonus or profit-sharing plan.

Employment Agreement, page 87

3.	We note your disclosures regarding the benefits to be received by Onward Choi and Zhonghui Zhan upon termination. In future filings, please disclose the details of any benefits provided upon termination of your directors and other members of your administrative, supervisory, or management bodies. In this regard, please tell us and disclose in future filing if there are no such other benefits. See Item 6.C.2 of Form 20-F.

The Company confirms that, other than the benefits to be received by Onward Choi and Zhonghui Zhan upon termination of their employment with the Company, the Company’s directors and members of its administrative, supervisory or management bodies are not entitled to any termination benefits. In response to the Staff’s comment, the Company will disclose such information in its future Form 20-F filings.

Item 15. Controls and Procedures, page 119

Evaluation of Disclosure Controls and Procedures, page 119

4.	Currently, you have provided only part of the definition of disclosure controls and procedures with respect to management’s conclusions that the disclosure controls and procedures are effective to ensure that information required to disclose in your periodic reports filed under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by our rules and regulations. Please confirm for us and disclose in future filings, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

The Company confirms that its chief executive officer and acting chief financial officer concluded, as of the end of the fiscal year covered by the 2008 Form 20-F, that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act was accumulated and communicated to the Company’s management, including the chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure. In response to the Staff’s comment, the Company will include such disclosure in its future Form 20-F filings.

Item 19. Exhibits, page 123

5.	We note that you have entered into licensing agreements with Blizzard Entertainment Inc. in August 2008 and April 2009 allowing the licensing of certain online games by Shanghai EaseNet Network Technology Limited for operation in the People’s Republic of China. However, it does not appear that you have filed the agreements with or incorporated by reference the agreements into your annual report. In future filings, please file these agreements and incorporate them by reference, as applicable. See paragraph 4 under the Instructions as to Exhibits of Form 20-F.

Prior to the filing of the 2008 Form 20-F, the Company’s management and board of directors specifically considered whether the above-referenced license agreements should be filed as exhibits to that annual report. Guided by the Instructions as to Exhibits of Form 20-F, they determined that the license agreements are of the type that ordinarily accompanies the kind of business which the Company conducts. In particular, the Company notes that it is in the business of operating internet portals and generates revenue almost entirely through the provision of online games and internet advertising via the portals. As part of this business, it routinely licenses various kinds of technologies, including online games and game components, content and other products to and from third parties. In fact, from January 1, 2006 to the date of this letter, the Company entered into more than 60 license agreements with third parties, including 10 license agreements whereby the Company licensed games or game-related technologies from third parties. Such licenses are in addition to various license agreements related to content published on the Company’s internet portals. Accordingly, the Company respectfully submits that the license agreements with Blizzard Entertainment Inc. were made in the ordinary course of the Company’s business and, per section 4(b) of the Form 20-F instructions, would not be required to be filed as exhibits.

***

As you requested in the Letter, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2008 Form 20-F, please contact the undersigned at (86 10) 8255 8163.

Sincerely,

/s/ Onward Choi
Onward Choi
Acting Chief Financial Officer
NetEase.com, Inc.